As filed with the Securities and Exchange Commission on November 7, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ScanSource, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK

no par value

(Title of Class of Securities)

806037107

(CUSIP Number of Class of Securities of Underlying Common Stock)

John J. Ellsworth Secretary and General Counsel SCANSOURCE, INC. 6 Logue Court Greenville, South Carolina 29615 (864) 288-2432	Copies to: Gary C. Ivey, Esq. Alston & Bird LLP 101 S. Tryon Street, Suite 4000 Charlotte, North Carolina 28280-4000 (704) 444-1090

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,619,335.00	$142.00

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 338,338 shares of common stock of ScanSource, Inc. having a book value of $4,619,335.00 as of November 6, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the ScanSource, Inc. Offer to Amend Eligible Options dated November 7, 2007, filed as Exhibit 99(a)(1)(A) hereto (the “Offering Memorandum”), under the section entitled Offer to Amend Eligible Options and the section entitled Summary Term Sheet & Frequently Asked Questions are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)	Name and Address. The name of the issuer is ScanSource, Inc., a South Carolina corporation (the “Company”), the address of its principal executive office is 6 Logue Court, Greenville, South Carolina 29615 and the telephone number of its principal executive office is (864) 288-2432. The information set forth in the Offering Memorandum under Section 15, Information About ScanSource, is incorporated herein by reference.

(b)	Securities. This Tender Offer Statement on Schedule TO relates to the Offering Memorandum by the Company pursuant to which the Company is offering certain option holders the opportunity to amend certain portions of certain stock options to purchase the Company’s common stock to increase the exercise price of these options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Service thereunder. The Company is making the Offer (as defined in the Offering Memorandum) upon the terms and subject to the conditions described in this Offering Memorandum, including the conditions described in Section 7 of the Offering Memorandum. The stock options that are the subject of the Offer are those stock options that have each of the following characteristics:

•

options that were granted to an “Eligible Optionee” under the ScanSource, Inc. 1997 Stock Incentive Plan, as amended, or the Amended and Restated 2002 Long-Term Incentive Plan (collectively, the “Plans” and individually, a “Plan”);

•	options that were granted on any of the dates set forth in Attachment A to the Offering Memorandum during the calendar years 2003 to 2006;

•

options that were granted with an exercise price per share that was less, or may have been less, than the fair market value per share of the Company’s common stock underlying the option on the date determined to be the option’s accounting measurement date;

•	are beneficially owned by current employees of the Company as of the “Expiration Time” that are subject to U.S. taxation;

•	are vested or are scheduled to vest after December 31, 2004; and

•	are still outstanding and unexercised on the date the Offer expires, subject to the further terms and conditions set forth in the Offering Memorandum.

Option holders who elect to amend their Eligible Options (as defined in the Offering Memorandum) will receive an email within five business days after the Expiration Time (as defined in the Offering Memorandum) confirming their amendments and elections, pursuant to which portions of such options will be amended to increase the exercise price. The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the option amendment will depend on the number of shares of common stock subject to Eligible Options tendered for amendment by Eligible Optionees (as defined in the Offering Memorandum). The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Make Whole Payments; Additional Considerations; The Amended Options; Timing of Make Whole Payments; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(c)	Trading Market and Price. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	Name and Address. The information set forth under Item 2(a) above, under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, and under Section 15, Information about ScanSource, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms. The information set forth in the Offering Memorandum under the section entitled Offer to Amend Eligible Options, the section entitled Summary Term Sheet & Frequently Asked Questions, Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Make Whole Payments; Additional Considerations; The Amended Options; Timing of Make Whole Payments; Expiration and Extension of Offer, Section 2, Purpose of the Offer, Section 3, Status of Eligible Options Not Amended in the Offer, Section 4, Procedures for Amending Eligible Options, Section 5, Change in Election, Section 6, Acceptance of Eligible Options for Amendment, Section 7, Conditions of the Offer, Section 10, Source of Funds and Accounting Consequences of the Offer, Section 11, Legal Matters; Regulatory Approvals, Section 12, Material U.S. Federal Income Tax Consequences and Section 13, Extension of Offer; Termination; Amendment, is incorporated herein by reference.

(b)	Purchases. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Make Whole Payments; Additional Considerations; The Amended Options; Timing of Make Whole Payments; Expiration and Extension of Offer, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)	Purposes. The information set forth in the Offering Memorandum under Section 2, Purpose of the Offer, is incorporated herein by reference.

(b)	Use of Securities Acquired. Not applicable.

(c)	Plans. At present, the board of directors is composed of five members. The Company from time to time evaluates strategic opportunities including business combination transactions, strategic partnerships, capital infusions, and the purchase or sale of assets and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such transactions. The Company may obtain cash for such transactions through a variety of means, including, without limitation, through the issuance of additional stock. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions. We also grant options in the ordinary course of business to our current and new employees, including our executive officers. Our employees, including our executive officers, from time to time acquire or dispose of our securities. The information set forth in the Offering Memorandum under Section 8, Price Range of Common Stock, and Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)	Source of Funds. The information set forth in the Offering Memorandum under Section 1, Eligible Optionees; Eligible Options; The Proposed Amendment; The Make Whole Payments; Additional Considerations; The Amended Options; Timing of Make Whole Payments; Expiration and Extension of Offer, Section 10, Source of Funds and Accounting Consequences of the Offer and Section 14, Fees and Expenses, is incorporated herein by reference.

(b)	Conditions. The information set forth in the Offering Memorandum under Section 7, Conditions of the Offer, is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth in the Offering Memorandum under Section 10, Source of Funds and Accounting Consequences of the Offer, is incorporated herein by reference.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

(a)	Securities Ownership. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(b)	Securities Transactions. The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	Solicitations or Recommendations. The information set forth in the Offering Memorandum under Section 14, Fees and Expenses, is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a)	Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2007, filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2007, including all material incorporated by reference therein, is incorporated herein by reference. Item 1, Financial Statements, of the Company’s Quarterly Report on Form 10-Q for its quarter ended September 30, 2007, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 15, Information About ScanSource, Section 16, Additional Information, and Risk Factors Related to the Offer (beginning on Page 1), is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)	Pro Forma Financial Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Offering Memorandum under Section 9, Interests of Directors and Executive Officers; Transactions and Arrangements Involving Options, is incorporated herein by reference.

(2)	The information set forth in the Offering Memorandum under Section 11, Legal Matters; Regulatory Approvals, is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	The information set forth in the Offering Memorandum under Section 15, Information About ScanSource, is incorporated herein by reference.

(b)	Other Material Information. Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99(a)(1)(A)	Offer to Amend Eligible Options, dated November 7, 2007.

99(a)(1)(B)	Email Communications to Certain Optionees regarding Option Repricing Meetings, dated November 6, 2007 (previously filed with the Company’s Schedule TO-C filed with the SEC on November 6, 2007).

99(a)(1)(C)	Form of Email Announcing Commencement of the Tender Offer.

99(a)(1)(D)	Form of Election Form (filed as Attachment B to Exhibit 99(a)(1)(A)).

99(a)(1)(E)	Withdrawal Form (filed as Attachment C to Exhibit 99(a)(1)(A)).

99(a)(1)(F)	Form of Acknowledgement of Receipt of Election Form/Withdrawal Form (filed as Attachment D to Exhibit 99(a)(1)(A)).

99(a)(1)(G)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment (filed as Attachment E to Exhibit 99(a)(1)(A)).

99(a)(1)(H)	ScanSource Presentation to Eligible Optionees dated November 7, 2007.

99(a)(1)(I)	Form of Email to Certain Offerees Transmitting Corrected Election Form.

99(b)	Credit Agreement dated as of September 28, 2007, among ScanSource, Inc., the Subsidiary Borrowers party thereto, the Lenders party thereto and, J.P.Morgan Chase Bank, N.A. as Administrative Agent, Swingline Lender and Issuing Bank, Wachovia Bank, N.A. as Syndication Agent, and Regions Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2007).

99(c)	Not applicable.

99(d)(1)	The ScanSource, Inc. 1997 Stock Incentive Plan (incorporated by reference from Exhibit 10.13 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999).

99(d)(2)	The ScanSource, Inc. Amended and Restated 2002 Long-Term Incentive Plan (as contemplated to be amended) (incorporated by reference from Annex A of the Company’s Definitive Proxy Statement filed with the SEC on October 23, 2007).

99(d)(3)	Form of Incentive Stock Option Agreement under 1997 Plan (filed with Exhibit 99 (d)(1)).

99(d)(4)	Form of Non-Qualified Stock Option Agreement under 1997 Plan (filed with Exhibit 99 (d)(1)).

99(d)(5)	Form of Incentive Stock Option Agreement under 2002 Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2005).

99(e)	Not applicable.

99(f)	Not applicable.

99(g)	Not applicable.

99(h)	Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2007

SCANSOURCE, INC.

By:	/s/ Richard P. Cleys
Richard P. Cleys
Vice President and Chief
Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description
99(a)(1)(A)	Offer to Amend Eligible Options, dated November 7, 2007.

99(a)(1)(B)	Email Communications to Certain Optionees regarding Option Repricing Meetings, dated November 6, 2007 (previously filed with the Company’s Schedule TO-C filed with the SEC on November 6, 2007).

99(a)(1)(C)	Form of Email Announcing Commencement of the Tender Offer.

99(a)(1)(D)	Form of Election Form (filed as Attachment B to Exhibit 99(a)(1)(A)).

99(a)(1)(E)	Withdrawal Form (filed as Attachment C to Exhibit 99(a)(1)(A)).

99(a)(1)(F)	Form of Acknowledgement of Receipt of Election Form/Withdrawal Form (filed as Attachment D to Exhibit 99(a)(1)(A)).

99(a)(1)(G)	Form of Amendment to Stock Option Agreement and Promise to Make Cash Payment (filed as Attachment E to Exhibit 99(a)(1)(A)).

99(a)(1)(H)	ScanSource Presentation to Eligible Optionees dated November 7, 2007.

99(a)(1)(I)	Form of Email to Certain Offerees Transmitting Corrected Election Form.

99(b)	Credit Agreement dated as of September 28, 2007, among ScanSource, Inc., the Subsidiary Borrowers party thereto, the Lenders party thereto and, J.P.Morgan Chase Bank, N.A. as Administrative Agent, Swingline Lender and Issuing Bank, Wachovia Bank, N.A. as Syndication Agent, and Regions Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents, J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2007).

99(c)	Not applicable.

99(d)(1)	The ScanSource, Inc. 1997 Stock Incentive Plan (incorporated by reference from Exhibit 10.13 of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 1999).

99(d)(2)	The ScanSource, Inc. Amended and Restated 2002 Long-Term Incentive Plan (as contemplated to be amended) (incorporated by reference from Annex A of the Company’s Definitive Proxy Statement filed with the SEC on October 23, 2007).

99(d)(3)	Form of Incentive Stock Option Agreement under 1997 Plan (filed with Exhibit 99 (d)(1)).

99(d)(4)	Form of Non-Qualified Stock Option Agreement under 1997 Plan (filed with Exhibit 99 (d)(1)).

99(d)(5)	Form of Incentive Stock Option Agreement under 2002 Plan (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2005).

99(e)	Not applicable.

99(f)	Not applicable.

99(g)	Not applicable.

99(h)	Not applicable.